UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 79)*

Valhi, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

918905 10 0
(CUSIP Number)

Robert D. Graham
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2620
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2020
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Dixie Rice Agricultural L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 310,346,282
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 310,346,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,346,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 310,346,282
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 310,346,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 310,346,282
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 91.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Lisa K. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 310,346,282
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 310,346,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

 CUSIP No.  918905 10 0

1	NAMES OF REPORTING PERSONS Harold C. Simmons Family Trust No. 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 310,346,282
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 310,346,282
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

AMENDMENT NO. 79
TO SCHEDULE 13D

Capitalized terms not otherwise defined in this Amendment No. 79 to this Statement on Schedule 13D (this “Statement”) shall have the meanings assigned to such terms in Amendment No. 73 to this Statement.  This Statement relates to the common stock, par value $0.01 per share (the “Shares”), of Valhi, Inc., a Delaware corporation (“Valhi”).  Items 2, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.  The Reporting Persons (as defined below) are filing this amendment as a result of the death of Serena Simmons Connelly on April 22, 2020.

Item 2.	Identity and Background.

Item 2 is amended and supplemented as follows.

(a) The following entities or persons are filing this Statement (collectively, the “Reporting Persons”):

•	Dixie Rice Agricultural L.L.C. (“Dixie Rice”) as a direct holder of Shares;

•	Contran Corporation (“Contran”) by virtue of its indirect ownership of Valhi;

•
Lisa K. Simmons by virtue of her ownership of outstanding voting stock of Contran, her position as chair of the Contran board of directors (the “Contran Board”) and as a party to the Contran Stockholders Agreement (as defined and described below); and

•	the Harold C. Simmons Family Trust No. 2 (the “Family Trust”), by virtue of its ownership of outstanding voting stock of Contran.

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or her behalf.

The following is a description of the relationships among the Reporting Persons.

Prior to April 22, 2020, a majority of Contran’s outstanding voting stock was held directly by Ms. Simmons and Serena Simmons Connelly and various family trusts established for the benefit of Ms. Simmons and Ms. Connelly and their children and for which Ms. Simmons or Ms. Connelly, as applicable, serves as trustee (collectively, the “Other Trusts”).  The remainder of Contran’s outstanding voting stock was held by the Family Trust, for which Tolleson Private Bank serves as trustee (the “Trustee”).

Following the death of Ms. Connelly on April 22, 2020, Ms. Simmons and the Family Trust continue to directly hold their shares of Contran voting stock.  Under the terms of the Contran Corporation Amended and Restated Stockholders Agreement dated September 9, 2019 (the “Contran Stockholders Agreement”), and with respect to the shares of Contran voting stock held directly by Ms. Connelly at the time of her death (the “Connelly Direct Shares”), the independent executor of the estate of Ms. Connelly (prior to the completion of the probate of such estate) and the legatee of the Connelly Direct Shares (following completion of the probate of such estate) is required to vote the Connelly Direct Shares in the same manner as Ms. Simmons.  Also under the terms of the Contran Stockholders Agreement, and with respect to the shares of Contran voting stock held by the Other Trusts for which Ms. Connelly previously served as trustee and for which her successor trustee is someone other than Ms. Simmons (the “Connelly Indirect Shares”), such successor trustee is also required to vote the Connelly Indirect Shares in the same manner as Ms. Simmons.  Such voting rights of Ms. Simmons with respect to the Connelly Direct Shares and the Connelly Indirect Shares last through April 22, 2030 and are personal to Ms. Simmons.  Such independent executor, legatee and successor trustee, as applicable, has the power to direct the disposition of the Connelly Direct Shares and the Connelly Indirect Shares, as applicable, subject to certain right-of-first-refusal limitations and restrictions as set forth in the Contran Stockholders Agreement.

Ms. Simmons serves as chair of the Contran Board, and one other member of Contran management also serves on the Contran Board.  The Trustee of the Family Trust has the power to vote the shares of Contran stock held by the Family Trust and to direct the disposition of such shares subject to certain right-of-first-refusal limitations and restrictions as set forth in the Contran Stockholders Agreement.  Ms. Simmons has the power to vote the shares of Contran stock she holds directly or indirectly (for the shares of Contran stock held by the Other Trusts for which she serves as trustee), and by virtue of the Contran Stockholders Agreement has the power to vote the Connelly Direct Shares and the Connelly Indirect Shares.  Ms. Simmons has the power to direct the disposition of the shares of Contran stock she holds directly or indirectly (for the shares of Contran stock held by the Other Trusts for which she serves as trustee) subject to certain right-of-first-refusal limitations and restrictions as set forth in the Contran Stockholders Agreement.

Contran is the holder of the sole membership interest of Dixie Rice and may be deemed to control Dixie Rice.

Ms. Simmons and the Family Trust directly hold, or are related to the following persons or entities that directly hold, the following percentages of the 339,235,449 Shares outstanding as of the close of business on April 27, 2020 based on information from Valhi (the “Outstanding Shares”):

Dixie Rice	91.5%

Dixie Rice may be deemed to control Valhi.

Ms. Simmons and the Family Trust directly hold, or are related to the following persons or entities that directly hold, the following percentages of the outstanding shares of Kronos Worldwide common stock:

Valhi	50.2%
NLKW Holding LLC (“NLKW”)	30.5%
Contran	Less than 1%

Together, Valhi, NL Industries, Inc. (“NL”) (and its wholly-owned subsidiary NLKW) and Contran may be deemed to control Kronos Worldwide.

Ms. Simmons and the Family Trust directly hold, or are related to the following persons or entities that directly hold, the following percentages of the outstanding shares of NL common stock:

Valhi	82.8%
Kronos Worldwide (“Kronos Worldwide”)	Less than 1%

Together, Valhi and Kronos Worldwide may be deemed to control NL.

NL (including a wholly owned subsidiary of NL) and Kronos Worldwide own 14,372,970 Shares and 1,724,916 Shares, respectively.  As already stated, Valhi is the direct holder of approximately 82.8% of the outstanding shares of common stock of NL and 50.2% of the outstanding shares of Kronos Worldwide common stock.  As a result of Valhi’s direct and indirect ownership of NL and Kronos Worldwide and pursuant to Delaware law and Section 13(d)(4) of the Exchange Act, Valhi treats the Shares that NL and Kronos Worldwide own as treasury stock for voting purposes.  For the purposes of this statement, such Shares that NL and Kronos Worldwide hold are not deemed outstanding.

By virtue of the stock ownership of each of Kronos Worldwide, NL, Valhi, Dixie Rice and Contran, Ms. Simmons being a beneficiary of the Family Trust, the direct holdings of Contran voting stock by Ms. Simmons, the voting rights conferred to Ms. Simmons by the Contran Stockholders Agreement with respect to the Connelly Direct Shares and the Connelly Indirect Shares, the position of chair of the Contran Board by Ms. Simmons, and the Family Trust’s ownership of Contran voting stock, in each case as described above, (a) Ms. Simmons and the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust) may be deemed to control Contran, Dixie Rice, Valhi, NL and Kronos Worldwide and (b) Ms. Simmons, the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust), Contran, Dixie Rice, Valhi, NL and Kronos Worldwide may be deemed to possess indirect beneficial ownership of, and a pecuniary interest in, shares of common stock directly held by such entities, including any Shares.  However, Ms. Simmons and the Family Trust (and the Trustee) each disclaims beneficial ownership of, and such pecuniary interest in, such shares beneficially owned, directly or indirectly, by any of such entities, except to the extent of their direct beneficial ownership, if any, in shares of such entities.

Certain information concerning the directors and executive officers of Dixie Rice and Contran is set forth on Schedule B attached hereto and incorporated herein by reference.

(b) The principal offices of Dixie Rice and Contran are located at, and the business address of Lisa K. Simmons is, Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.  The business address of the Family Trust is 5550 Preston Road, Suite B, Dallas, Texas 75205.  The business addresses of the remaining directors and executive officers of Dixie Rice and Contran are set forth on Schedule B to this Statement and incorporated herein by reference.

(c) Kronos Worldwide is principally engaged in the international production of titanium dioxide products.

NL is principally engaged in the manufacturing of security products and recreational marine components through CompX International Inc., a subsidiary of NL (“CompX”), and the holding of the securities described above as directly held by NL (or one of its wholly owned subsidiaries).

In addition to the activities engaged in through Kronos Worldwide and NL, Valhi is engaged through certain of its subsidiaries in real estate management and development.

In addition to activities engaged in through Valhi and the other companies it may be deemed to control, as described above, Dixie Rice is principally engaged in holding the securities described above as directly held by Dixie Rice and in land management and oil and gas activities.

Contran is principally engaged in the activities engaged in through Dixie Rice and Valhi.

The Family Trust is a trust organized under the laws of the state of Texas.

(d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dixie Rice is a Louisiana limited liability company.  Contran is a Delaware corporation.  The Family Trust is a trust created under the laws of the state of Texas.  Except as noted in Schedule B, Lisa K. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented as follows.

Depending upon their evaluation of Valhi’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be related to Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

On the day of each annual stockholder meeting of Valhi, each of its eligible directors elected on that date receives a grant of Shares pursuant to a formula based on the closing price of a Share on the date of the meeting.

In March 2019, Valhi filed a Form S-3 registration statement with the Securities and Exchange Commission (“SEC”), registering all of the Shares held by NL (including a wholly owned subsidiary of NL) for resale by NL.  The registration statement has been declared effective by the SEC.  NL may sell all or a portion of such Shares from time to time under the registration statement.  Through April 27, 2020, NL has not sold any Shares under the registration statement.  See Item 2 of this Statement for a discussion of the treatment of such Shares owned by NL.

Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and supplemented as follows.

(a) Dixie Rice directly holds 310,346,282 Shares.

By virtue of the relationships described under Item 2 of this Statement, Dixie Rice, Contran, Ms. Simmons and the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust) may each be deemed to be the beneficial owner of the 310,346,282 Shares (approximately 91.5% of the Outstanding Shares) that Dixie Rice directly holds.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D, except (with respect to the applicable Reporting Person only) for the Shares such  Reporting Person holds directly.

In addition, each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of Valhi, NL, Kronos Worldwide and/or CompX (collectively, the “Companies”) or any securities of any of the Companies or (ii) a member of any syndicate or group with respect to any of the Companies or any securities of any of the Companies.

(b) By virtue of the relationships described in Item 2 of this Statement, Dixie Rice, Contran, Ms. Simmons and the Family Trust (and the Trustee, in its capacity as trustee of the Family Trust) may each be deemed to share the power to vote and direct the disposition of the 310,346,282 Shares (approximately 91.5% of the Outstanding Shares) that Dixie Rice directly holds.

The Reporting Persons understand, based on ownership filings with the SEC or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to own beneficially the Shares as indicated on Schedule C to this Statement.

(d) Dixie Rice has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares it directly holds.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and supplemented as follows.

The information included in Items 2, 4 and 5 of this Statement is hereby incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended and supplemented as follows.

Exhibit 1*	Contran Corporation Amended and Restated Stockholders Agreement dated September 3, 2019.
Exhibit 2
Joint Filing Agreement dated as of September 4, 2019 (incorporated by reference to Exhibit 2 to Amendment No. 78 to Schedule 13D regarding the common stock of Valhi, Inc. (Securities Exchange Act File No. 1-5467) that was filed with the U.S. Securities and Exchange Commission on September 4, 2019 by the Reporting Persons and the late Serena Simmons Connelly)

*  Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2020

/s/ Lisa K. Simmons
Lisa K. Simmons

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2020

/s/ Robert D. Graham
Robert D. Graham, Signing in the capacities listed on Schedule “A” attached hereto and incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 28, 2020

Harold C. Simmons Family Trust No. 2

By:	Tolleson Private Bank, not in its individual capacity but solely as trustee of the Harold C. Simmons Family Trust No. 2

By: Name:	/s/ Tracey L. Reyes Tracey L. Reyes
Title:	Vice President, Director of Private Trust

SCHEDULE A

ROBERT D. GRAHAM, for the entities set forth below, as the officer stated:

Entity	Officer positions
Contran Corporation	President and Chief Executive Officer
Dixie Rice Agricultural L.L.C.	President and Chief Executive Officer

SCHEDULE B

The names of the directors and executive officers of Dixie Rice and Contran and their present principal occupations are set forth below.  Each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas  75240.

Name	Present Principal Occupation

Robert D. Graham
Vice chairman of the board of CompX; vice chairman of the board and chief executive officer of NL; vice chairman of the board, president and chief executive officer of Kronos Worldwide and Valhi; chairman of the board, president and chief executive officer of Dixie Rice; and director, president and chief executive officer of Contran

Kelly D. Luttmer	Executive vice president and chief tax officer of CompX, Kronos Worldwide, NL, Valhi, Dixie Rice and Contran

Andrew B. Nace
Executive vice president of CompX, Kronos Worldwide and NL; executive vice president, general counsel and secretary of Valhi; and executive vice president, general counsel and secretary of Dixie Rice and Contran

Lisa K. Simmons	Chair of the board of Contran

Gregory M. Swalwell	Executive vice president, chief financial officer and chief accounting officer of Dixie Rice and Contran

SCHEDULE C

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held

Robert D. Graham	4,000

Kelly D. Luttmer	-0-

Andrew B. Nace	-0-

Lisa K. Simmons	-0-	(1)

Gregory M. Swalwell	3,498

(1)
Does not include Shares of which Ms. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Ms. Lisa Simmons disclaims beneficial ownership of all Shares.